Form 4

1.   Name and Address of Reporting Person -Hewitt, Carl H.
                            C/O Spear, Leeds & Kellogg
                            120 Broadway
                            New York, New York 10271

2.   Issuer Name and Ticker or Trading Symbol-- National
     Discount Brokers Group, Inc. ("NDB")
3.   IRS or Social Security Number of Reporting Person
     (Voluntary)
4.   Statement for Month/Year -January, 1999
5.   If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person to Issuer -Director and 10% Owner

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security -- Common Stock $.01 Par Value
2.   Transaction Date. -January 11, 1999.
3.   Transaction Code -- S.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =105,000.
          (A) or (D) = D.
          Price 20.69.
2.   Transaction Date. -January 12, 1999.
3.   Transaction Code -- S.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =59,100.
          (A) or (D) = D.
          Price 22.91.
2.   Transaction Date. -January 12, 1999.
3.   Transaction Code -- S.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =310,000.
          (A) or (D) = D.
          Price 22.51.
2.   Transaction Date. -January 13, 1999.
3.   Transaction Code -- S.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =28,200.
          (A) or (D) = D.
          Price 19.78.
2.   Transaction Date. -January 13, 1999.
3.   Transaction Code -- S.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =56,500.
          (A) or (D) = D.
          Price 21.15.
2.   Transaction Date. -January 14, 1999.
3.   Transaction Code -- S.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =34,500.
          (A) or (D) = D.
          Price 19.90.
2.   Transaction Date. -January 15, 1999.
3.   Transaction Code -- S.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =22,600.
          (A) or (D) = D.
          Price 18.87.
2.   Transaction Date. -January 19, 1999.
3.   Transaction Code -- S.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =26,000.
          (A) or (D) = D.
          Price 18.27.
2.   Transaction Date. -January 20, 1999.
3.   Transaction Code -- S.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =59,000.
          (A) or (D) = D.
          Price 18.82.
2.   Transaction Date. -January 26, 1999.
3.   Transaction Code -- J.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =362,141.
          (A) or (D) = D.
          Distribution to partner.
2.   Transaction Date. -January 29, 1999.
3.   Transaction Code -- S.
4.   Securities Acquired (A) or Disposed of (D)
          Amount =108,800.
          (A) or (D) = D.
          Price 18.92.
5.   Amount of Securities Beneficially Owned at End of Month
     = 2,828,159.
6.   Ownership Form -- (I).
7.   Nature of Indirect Beneficial Ownership -S.G.I.
     Partners, L.P., a Delaware limited partnership of which Mr.
     Hewitt is a director. Mr. Hewitt disclaims beneficial ownership of these shares.

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security.                        N/A.
2. Conversion or Exercise Price of Derivative Security. N/A.
3. Transaction Date.                                    N/A.
4. Transaction Code.                                    N/A.
5. Number of Derivative Securities Acquired or Disposed N/A.
6. Date Exercisable and Expiration Date                 N/A.
7. Title and Amount of Underlying Securities            N/A.
8. Price of Derivative Securities                     N/A.
9. Number of Derivative Securities Beneficially Owned at End
   of Month                                           N/A.
10.Ownership Form of Derivative Security
   N/A.
11.Nature of Indirect Beneficial Ownership            N/A.